UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

KENON HOLDINGS LTD.

(Name of Issuer)

Ordinary Shares, No Par Value

(Title of Class of Securities)

Y46717 107

(CUSIP Number)

Cyril Pierre-Jean Ducau

Ansonia Holdings Singapore B.V.

1 Temasek Avenue

#38-01, Millenia Tower

Singapore 039192

+65 (6433) 5292

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: Y46717 107

1.	Names of Reporting Persons: Ansonia Holdings Singapore B.V. I.R.S. Identification Nos. of above persons (entities only): 0000000
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 24,856,869
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 24,856,869
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,856,869
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of the Reporting Person.
13.	Percent of Class Represented by Amount in Row (11) 46.3% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	For purposes of calculating beneficial ownership of the Reporting Person, the Reporting Person has used the total number of Ordinary Shares, no par value outstanding, which was reported as 53,682,994 by the Issuer in Exhibit 99.1 to its Report on Form 6-K, filed with the SEC on July 7, 2015 (the “Form 6-K”) and as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Statement of

ANSONIA HOLDINGS SINGAPORE B.V.

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

KENON HOLDINGS LTD.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is filed by Ansonia Holdings Singapore B.V., formerly known as Ansonia Holdings B.V. (the “Reporting Person”), with respect to ownership of the ordinary shares, no par value (the “Ordinary Shares”), of Kenon Holdings Ltd., a company organized under the laws of Singapore (the “Issuer” or “Kenon”), and amends and supplements the Schedule 13D filed on January 16, 2015 (the “Original Schedule 13D” ), as amended on April 7, 2015 (“Amendment No. 1” and, together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 shall have the meanings set forth in the Amendment No. 1.

The amendments to the Schedule 13D included herein reflect (i) the Reporting Person’s change of name, and (ii) the termination of the XT Share Purchase Agreement, which expired according to its terms before the condition precedent to the consummation of the sale by XT of certain Ordinary Shares to Ansonia was fulfilled resulting in the return to XT of 1,780,623 Ordinary Shares on January 10, 2016, which had previously been placed in escrow by XT pending its receipt of the necessary consent from certain holders of debt obligations guaranteed by its parent company, as well as the return to XT of any dividends paid in respect of such Ordinary Shares while such Ordinary Shares were held in escrow. As the Reporting Person no longer has the right to direct the voting of the 1,780,623 Ordinary Shares that were previously held in escrow, the Reporting Person is no longer deemed to be a beneficial owner of such Ordinary Shares and this change has been reflected in the Reporting Person’s beneficial ownership interest in the Issuer reported above and other amendments to the Schedule 13D included herein.

Accordingly, this Amendment No. 2 amends Items 2, 3, 4, 5 and 6 of the Schedule 13D as follows:

Item 2. Identity and Background

The first paragraph of Item 2 of the Schedule 13D is amended and restated as follows:

This Statement is being filed by Ansonia Holdings Singapore B.V., formerly known as Ansonia Holdings B.V. (the “Reporting Person”). The Reporting Person is filing this Statement to report its acquisition on January 9, 2015 (the “Acquisition Date”) of 22,710,869 Ordinary Shares of the Issuer.

Item 3. Source and Amount of Funds or Other Consideration

The fifth paragraph of Item 3 of the Schedule 13D has been removed in its entirety.

Item 4. Purpose of Transaction

The first paragraph of Item 4 of the Schedule 13D is amended and restated as follows:

The Reporting Person acquired the securities described in this Schedule 13D pursuant to the transactions described above and currently intends to hold such shares for investment purposes. Cyril Pierre-Jean Ducau, a Director of the Reporting Person, also serves as a director on the board of directors of the Issuer. In addition, the Reporting Person has beneficial ownership of 46.3% of the Issuer’s Ordinary Shares. Accordingly, the Reporting Person will have the ability to control, or exert a significant influence over, the board of directors of the Issuer, and will continue to have significant influence over its affairs for the foreseeable future, including with respect to the election of directors, the consummation of significant corporate transactions, amendments of the Issuer’s articles of association, a merger or other sale of the Issuer or its assets, and all matters requiring shareholder approval.

Item 5. Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Schedule 13D are amended and restated as follows:

(a) The Reporting Person is the beneficial owner of 24,856,869 Ordinary Shares. The 24,856,869 Ordinary Shares constitute approximately 46.3% of the outstanding Ordinary Shares, based on 53,682,994 Ordinary Shares outstanding, as reported by the Issuer in its Form 6-K and as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. A discretionary trust, in which Idan Ofer is the beneficiary, indirectly holds 100% of the Reporting Person.

(b) The Reporting Person has the sole power to vote or to direct the voting of 24,856,869 Ordinary Shares beneficially owned by it and has the sole power to dispose or direct the disposition of 24,856,869 Ordinary Shares.

(c) Other than as disclosed in this Schedule 13D, no transactions were effected by the Reporting Person, or, to the knowledge of the Reporting Person, any Schedule 1 Person, with respect to the Ordinary Shares during the 60 days preceding the date hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The fourth paragraph of Item 6 of the Schedule 13D has been removed in its entirety.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: January 11, 2016	ANSONIA HOLDINGS SINGAPORE B.V.

	By:	/s/ Cyril Ducau
Name: Cyril Ducau
Title: Director